UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May, 2015

Commission File Number: 001-35892

GW PHARMACEUTICALS PLC

(Translation of registrant’s name into English)

Sovereign House

Vision Park

Histon

Cambridge CB24 9BZ

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐        No  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐        No  ☐

Other Events

On May 15, 2015, GW Pharmaceuticals plc (the “Company”) announced that the underwriters of its recently closed public offering on the NASDAQ Global Market have exercised in full their option to purchase an additional 240,000 American Depositary Shares (“ADSs”) at a price to the public of $112.00 per ADS, raising additional net proceeds of approximately $25.3 million, after deducting underwriting discounts and commissions and estimated offering expenses. The press release is attached as Exhibit 99.1 and is incorporated by reference herein.

On May 19, 2015, the Company announced that it has appointed Julian Gangolli as President, North America and is also relocating its Chief Executive Officer, Justin Gover, to the United States. The press release is attached as Exhibit 99.2 and is incorporated by reference herein.

Exhibits

99.1	Press release dated May 15, 2015
99.2	Press release dated May 19, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GW Pharmaceuticals plc

	By:	/s/ Adam George
	Name:	Adam George
	Title:	Chief Financial Officer

Date: May 21, 2015